

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

Mail Stop 3561

July 17, 2007

Mr. Mark T. Thies
Executive Vice President & Chief Financial Officer
Black Hills Corporation
625 Ninth Street
Rapid City, South Dakota 57701

> **Re:** **Black Hills Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **Filed May 10, 2007**
> **File No. 1-31303**

Dear Mr. Thies:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Item 8. Financial Statements and Supplementary Data, page 85

1.   Please disclose accumulated balances for each classification of accumulated other comprehensive income on the face of the consolidated balance sheets, in the consolidated statements of common stockholders' equity and comprehensive

income or in the notes to the financial statements. Refer to paragraph 26 of SFAS 130.

Consolidated Statements of Cash Flows, page 91

2.   We believe that the classification of proceeds from the sale of discontinued operations should be presented on a basis consistent with the classification of gains and losses on sale of discontinued operations in the consolidated statements of income. Please revise to present proceeds from the sale of business operations classified in discontinued operations in accordance with SFAS 144 as cash provided by investing activities of discontinued operations or tell us why a revision is unnecessary.

Notes to Consolidated Financial Statements, page 93

Note 1. Business Description and Summary of Significant Accounting Policies, page 93

3.   Please disclose the types of costs included in operations and maintenance and administrative and general expenses. In doing so, please address production costs and ARO accretion expense.

Oil and Gas Operations, page 95

4.   Please tell us whether amortizable cost includes estimated future expenditures, including future ARO costs, to be incurred in developing proved reserves and estimated dismantlement and abandonment costs. Please also tell us how you treat costs of investments in unproved properties and major development projects. In addition, please clarify your disclosure regarding the costs included in the amortization base. Refer to Rule 4-10(c)(3) of Regulation S-X.

Note 3. Investments in Associated Companies, page 107

5.   Please explain to us why an increase in your power fund partnership interests earned through fund performance triggered by "equity flips" resulted in impairment of goodwill. In doing so, please describe the "equity flips" to us in detail. Also, explain to us why the increase in partnership interests was triggered by the "equity flips" and any other facts useful to an understanding of the transactions, your accounting treatment and basis in GAAP therefore.

Note 4. Property, Plant and Equipment, page 108

6.   Please tell us what the plant acquisition adjustment line item represents and why the adjustment is not depreciated.

Note 18. Commitments and Contingencies, page 135

Legal Proceedings, page 137

7.   Please tell us when you accrued the loss related to the settled governmental claims arising from the forest fires disclosed under the "Forest Fire Claims" heading. Also, given the significance of the settlement amount as disclosed in Form 10-Q for the quarterly period ended September 30, 2006 to the amount of reported net income, please tell us why you believe the settlement should not be described in Management's Discussion and Analysis of Financial Condition and Results of Operations in accordance with Item 303(a)(3) of Regulation S-K. In addition, tell us whether you have accrued estimated losses related to the private claims arising from the forest fires and, if so, the amounts accrued. Further, with regard to loss contingencies disclosed pursuant to the requirements of SFAS 5, please disclose:

- the nature of accruals made pursuant to the provisions of paragraph 8 and to the extent material the amounts accrued; and

- in circumstances where no accrual is made because one or both of the conditions in paragraph 8 are not met, or if an exposure to loss exists in excess of the amount accrued, please give an estimate of the possible loss or range of loss or state that such an estimate cannot made.

Note 23. Oil and Gas Reserves and Related Financial Data (Unaudited), page 146

Costs Incurred, page 146

8.   Please tell us whether costs incurred includes asset retirement costs capitalized during the year and any gains or losses recognized upon settlement of asset retirement obligations. Please also tell us how these items are classified in the table of costs incurred. If the items are excluded, please revise. In addition, please clarify your disclosure as appropriate.

Results of Operations, page 147

9.   Please tell us whether production costs include accretion expense related to oil and gas properties' asset retirement obligations. If not, please revise. In addition, please clarify your disclosure as appropriate.

Standardized Measure of Discounted Future Net Cash Flows, page 148

10.   Please tell us whether the net cash flows related to your oil and gas reserves include cash outflows associated with the settlement of asset retirement obligations and the line item that includes such cash outflows. If the table excludes cash outflows associated with the settlement of asset retirement obligations, please revise. In addition, please clarify your disclosure as appropriate.

Item 9A. Controls and Procedures, page 151

11.   You state that your Chief Executive and Chief Financial officers concluded that your disclosure controls and procedures are adequate and effective to ensure that material information related to you that is required to be disclosed in your reports filed under the Exchange Act is recorded, processed, summarized and reported within the required time periods. Please revise to clarify, if true, that these officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e). Alternatively, you may simply state that the officers concluded that your disclosure controls and procedures are effective.

Form 10-Q for Quarterly Period Ended March 31, 2007

12.   Please address the comments above as applicable.

Petroleum Engineering Comments

Form 10-K for Fiscal Year Ended December 31, 2006

Risk Factors, page 30

Estimates of the quantity and value of our proved oil and gas reserves may change materially due to numerous uncertainties inherent in estimating oil and natural gas reserves., page 30

13.   Please expand this to disclose and quantify your negative proved reserve revisions in each of the last three years.

Item 8. Financial Statements and Supplementary Data, page 85

Notes to Consolidated Financial Statements, page 93

Note 23. Oil and Gas Reserves and Related Financial Data (Unaudited), page 146

Reserves, page 146

14.   Financial Accounting Standard 69, paragraph 11 requires the disclosure of the changes to your proved reserve figures due to "extensions and discoveries" separately from those due to "purchases of minerals in place" (acquisitions). In addition, you should explain "significant changes" due to each of the six specified line items in each year reported. Please amend your document to comply with these requirements.

Standardized Measure of Discounted Future Net Cash Flows, page 148

15.   FAS 69, paragraph 30(b) requires the disclosure of production costs separately from significant development costs. Please amend your document to comply with this requirement and explain the reasons for any significant difference between your projected unit production costs and the historical production costs for 2006 disclosed on page 19.

16.   We note that your East Blanco property has had significant downward revisions in each of the last three years. Please amend your document in an appropriate place to disclose the remaining East Blanco proved developed and proved undeveloped reserves that you claim as well as your revision history with this property. Address the procedures you have adopted to avoid negative revisions in the future.

Mining Engineering Comments

Form 10-K for Fiscal Year Ended December 31, 2006

Coal Mining Segment, page 27

17.   Please insert a small-scale map showing the location and access to your property. See Item 102 (3) (B) of Regulation S-K. Briefly describe the road, barge and/or railroad access to each of your properties in the text. Please note that the EDGAR program now accepts digital maps. So please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the engineering staff for our review.

18.   For your mine, please provide the disclosures required by Industry Guide 7 (b). In particular, provide a brief discussion of:

- The coal beds of interest, including minable coal thickness.

- A brief description of and the capacities of the mine, mining equipment used, and other infrastructure facilities present.

- A list of your coal processing and/or handling facilities, if applicable.

- The road, barge and/or railroad access to each of your properties.

- The present condition of the mine and material events of interest concerning the mine, adverse or otherwise within the last three years.

- Any mine expansions, contractions or decommissioning within the last three years and any planned expansions or reductions in mining.

- Any joint ownership or use of mining contractors.

19.   In a table, disclose proven and probable reserves as defined in Industry Guide 7 for your mine.

- Describe the drill density to designate proven and/or probable reserves.

- Indicate tonnages that are "assigned" to an existing facility and those that have not been "assigned." Assigned reserves means coal which has been committed by the coal company to operating mine shafts, mining equipment, and plant facilities, and all coal which has been leased by the company to others. Unassigned reserves represent coal which has not been committed, and which would require new mineshafts, mining equipment, or plant facilities before operations could begin in the property. The primary reason for this distinction is to inform investors, which coal reserves will require substantial capital investments before production can begin.

- Disclose if the coal is steam or metallurgical, if it is leased or owned, and what is the Btu per pound and percent sulfur content. Do not report Btu content as "dry," but include natural moisture in the calculation.

- If coal is reported as tons in the ground, disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses have or have not been reflected in the total recoverable reserves.

- In either case, with a footnote clearly disclose if the reserves reported are "in the ground" or "recoverable."

- Provide totals to the tables where appropriate.

- Disclose your percentage of compliance and non-compliance coal.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 and Ronald Winfrey, Petroleum Engineer, with questions about engineering comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief